

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Claudius Tsang
Chairman, Chief Executive Officer and Chief Financial Officer
ASPAC I Mini Acquisition Corp.
Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore, 018983

>        **Re: ASPAC I Mini Acquisition Corp.**
>             **Amendment No. 1 to Draft Registration Statement on Form F-4**
>             **Submitted on July 25, 2023**
>             **CIK No. 0001981662**

Dear Claudius Tsang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.  We note your response to comment number 1 but note that below these changes, the disclosure still states that the relative percentages assume that none of ASCA's existing public shareholders exercise their redemption rights. Please reconcile this statement with the previous assumptions or advise.

2.  We note your response to comment number 42. Please revise to include the disclosure required by comment 4 of the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 (the "Dear Issuer Letter")

by providing a description of how cash is transferred through NewGenIvf's organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.

Summary of the Proxy Statement/Prospectus, page 17

3. We note that in response to comment 2 of the Dear Issuer Letter you provided disclosure on the cover page concerning the legal and operational risks associated with being based in or having the majority of the company's operations in China. Per the last sentence of comment 2, please revise the Summary to address the risks highlighted on the cover page. Also disclose on the cover page and in the Summary that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau specifically have or may impact NewGenIvf's ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange.

4. Please revise to include the disclosure required by comment 8 of the Dear Issuer letter by disclosing each permission or approval that NewGenIvf or its subsidiaries are required to obtain from Chinese authorities to operate its business and to offer the securities being registered to foreign investors. We note the cover page refers to permissions and filings related to listing on a U.S. securities exchange and consummating this offering but not permissions and approvals related to operating NewGenIvf's business, and no such disclosure appears in this Summary section. Revise to state whether NewGenIvf or its subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve its operations, and state affirmatively whether it have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to NewGenIvf and your investors if it or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and it is required to obtain such permissions or approvals in the future.

5. Please revise to include the disclosure required by comment 9 of the Dear Issuer Letter by providing a clear description of how cash is transferred through NewGenIvf's organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and NewGenIvf's ability to transfer cash between entities, across

borders, and to U.S. investors.  Describe any restrictions and limitations on NewGenIvf's ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Risk Factors

Risks Related to NewGenIvf's Business and Industry

The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect..., page 45

6.      We note your revised disclosure on page 45 in response to comment number 6 regarding the potential imprisonment of First Fertility PGS Center's directors due to non-compliance with Thai law.  We also note your disclosure on pages 109 and 145 indicating that the IVF treatment operations in Thailand and Cambodia are the main contributors to IVF treatment income.  Within this risk factor, please provide further detail regarding the potential impact the loss of certain or all of the First Fertility PGS Center's directors would have on NewGenIvf's business, results of operations and financial condition.

Risks Related to the Potential Impact of PRC Laws and Regulations on NewGenIvf's Subsidiaries' Business

If NewGenIvf and/or NewGenIvf's subsidiaries were to be required to obtain any permission or approval from or complete any filing..., page 76

7.      Please revise to provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts NewGenIvf's business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Background of the Business Combination, page 98

8.      We note your response to comment number 11 and reissue in part.  Please provide more detail regarding the process of narrowing the original 20 potential target companies to 10 potential targets and again to four candidates, to include NewGenIvf.  Please also provide more detail regarding the initial criteria that was considered and found in favor of a potential business combination with NewGenIvf.  Finally, please clarify that NewGenIvf was not a potential target company that the ASCA representatives, management and/or board engaged with until after the other potential target companies were determined to not be viable for a potential business combination.

9.      We note your revised disclosure in response to comment number 14 and reissue in part.  On page 102, you state that "a version of the model that used market data as of November 30, 2022 and that incorporated assumptions and inputs provided by NewGenIvf was circulated to ASCA" and that "the final version of the model incorporated market data from December 2022."  Please revise to clarify whether the model you are referring to is that described in the "Operational Projections and Assumptions" section, the

relevant market data considered as of the particular dates, and, if this model is different from the projections described in the "Operational Projections and Assumptions" section, specify the assumptions and inputs provided.

Selected Public Companies Analysis, page 105

10. We note your revised disclosure in response to comment number 19 and reissue in part. Please disclose, including by using quantitative metrics, the criteria IJW used to select comparable companies and revise to explain the challenges applying this analysis to NewGenIvf and its enterprise valuation of $60 million presented by the board in the initial negotiations.

Operational Projections and Assumptions, page 107

11. We have reviewed your response and revised disclosure in response to prior comment 21 and have the following comments:
   • Your methodology for projecting 2024 revenue based on a change in revenue recognition policy does not appear appropriate, in part, since you have not identified any specific changes that you intend to make nor have you provided any analysis of these changes under ASC 606. Please revise your projections so they are on a basis consistent with 2023; and
   • Provide us an analysis of Non-GAAP Financial Measures Compliance and Disclosure Interpretations 101.01 and 101.03.

12. We note the below statements on pages 107 and 108 regarding your projections. However, we also note significant changes to 2023 projected revenue, gross profit, gross profit margin, selling & marketing expense, general & administrative expense, etc., when compared to your prior submission. We also note a decrease in 2024 projected general & administrative expense, when also compared to your prior submission. Please explain to us in detail all of these changes and also explain whether all of your disclosure related to projections is appropriate and accurate.
   • The projections and the assumptions underlying them reflect the opinion of NewGenIvf's management, based on NewGenIvf's business plans at the time the projections were prepared, which was in December 2022 to January 2023, taking into account the risks and uncertainties of NewGenIvf's business, but there can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than projected. The projections and underlying assumptions do not take into account any circumstances or events occurring after the date they were prepared.
   • The financial projections were prepared by NewGenIvf as of December 31, 2022 and do not take into account any circumstances or events occurring after December 31, 2022, the date they were prepared.

Interests of Certain Persons in the Business Combination, page 116

13. We note your revised disclosure relating to comment number 23 and ASCA's belief that "the potential conflict of interest relating to the waiver of the corporate opportunities doctrine ... did not impact its search for an acquisition target..."  Please clarify how the board considered these certain obligations and conflicts of interest in negotiating and recommending the business combination.

Material U.S. Federal Income Tax Consequences, page 126

14. We note your response to comment number 24 and your disclosure that the transaction should qualify as a "reorganization" within the meaning of Section 368 and no gain or loss generally should be recognized by U.S. Holders.  As a result, it appears that tax consequences may be material to shareholders.  A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing.  Please file a tax opinion as an exhibit to the filing.  Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19.  If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences you may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty.  Refer to Staff Legal Bulletin No. 19, Section III.C.4.  Additionally, please delete the disclaimer on page 136 that the summary of material tax considerations is provided for general information only as such statement implies that investors are not entitled to rely on the disclosure in your registration statement.

Competitive Strengths, page 146

15. We note your revised disclosure relating to your "many" fertility service agents in China and India on page 147.  Please revise to quantify the number of agents you contract with.  We further note that, based on your table on page 158, in 2022, 199 customers held passports from China and India.  Please revise your disclosure to provide more detail regarding how these service agents are contracted internationally, the process for agents to refer prospective clients, and the percentage of customers from India or China that rely on such an agent's promotional information. Please also revise to provide the term and termination provisions of the agreements with these agents.

Government Regulation, page 161

16. We note your response to comment 29.  Previously you disclosed that countries impose licensing requirements on tourism services providers but NewGenIvf does not believe that the nature of its services requires it to be licensed under applicable law.  This statement was deleted and replaced with disclosure concerning Thailand's tourism regulations.  Please revise to describe the licensing requirements under the laws of the other jurisdictions in which you operate, or advise.

Revenue, page 170

17.    Please quantify the impact of sales price changes and of foreign currency rate fluctuations on your revenue variances. Disclose also the changes in new customers and average revenue per customer between periods. See the guidance in Item 5.A. of Form 20-F.

Liquidity, page 175

18.    Please clearly disclose in this section that all of NewGenIvf's 2021 and 2022 operating cash flows were distributed to its primary shareholders (page F-44). Disclose the business purpose of these distributions and how this use of cash is consistent with the statement on page 45 that "NewGenIvf requires a significant amount of capital to fund its operations and growth". Also, please disclose whether Mr. Siu and Ms. Fong intend to repay the $2.2 million that they owe if you fall under the maximum redemption scenario since otherwise you will have a $2 million cash deficit (page 184).

Unaudited Pro Forma Condensed Combined Financial Statements, page 182

19.    We have reviewed your response to prior comment 30.  Please revise your pro forma financial statements to present a pro forma balance sheet as of the end of the most recent period for which one is included for A SPAC I in your filing, and to present a pro forma statements of operations for A SPAC I's year ended December 31, 2022 and the subsequent interim period. See the guidance in Article 11-02(c) of Regulation S-X.

20.    We note that accrued liabilities is presented as a current asset on page 184. Also, the negative cash balance should be presented as a liability instead of as an asset.  Please correct your presentation and the related pro forma entries.

Compensation of Executive Management, page 206

21.    Please tell us the amount of compensation that was paid to Mr. Siu and to Ms. Fong in 2021 and in 2022. Tell us also where these amounts are included in the financial statements of NewGenIvf.

Security Ownership of Certain Beneficial Owners and Management, page 213

22.    We note your response to comment 34.  Please revise the disclosure, here or elsewhere, to disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.  For example, we note that both Promissory Notes are non-interest bearing and convertible into warrants having the same terms and conditions as the public warrants, at the price of $1.00 per warrant at the option of the Sponsor, which does not appear to be contemplated in the current disclosure.

Claudius Tsang
ASPAC I Mini Acquisition Corp.
August 9, 2023
Page 7

A SPAC I Acquisition Corp.
Unaudited Condensed Statements of Cash Flows, page F-5

23.     Please revise your presentation to reflect the 3,272,305 Class A ordinary shares that were redeemed in 2023 (page 183).

Audit Report, page F-40

24.     We note that the auditor is based in California and substantially all of NewGenIvf Limited's operations are in Asia. Please tell us the percentage of hours expended on WWC's engagement to audit these 2021 and 2022 financial statements that were attributed to work performed by persons other than WWC's full-time, permanent employees.

Note 16, page F-63

25.     The Due from Shareholders account comprises 80% of total assets at December 31, 2022. Please disclose the material terms of this receivable including the due date, interest rate, collateral, guarantees, etc. Disclose in MD&A the specific objective evidence that you considered in concluding that the balance is collectible. Also, please file a translated English version of the contract as an exhibit to the filing.

26.     Your disclosure on page 218 indicates that the receivable from Seazen reflects the amount owed by Seazen from their purchase of NewGenIvf's shares. It appears that this receivable should be presented as a deduction from equity instead of as an asset. See the guidance in Article 5-02.29 of Regulation S-X.

Exhibits

27.     We note that your Exhibit Index states that certain of the exhibits and schedules to Exhibit 2.1 have been omitted in accordance with Item 601 of Regulation S-K.  To the extent the redactions are pursuant to Item 601(b)(2) or (b)(10) of Regulation S-K, please revise to mark the exhibit index to indicate that portions of the exhibit or exhibits have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.  Also revise to include brackets indicating where the information is omitted from the filed version of the exhibit.

General

28.     We note your response to comment 43, which we reissue.  Please expand your disclosure regarding the sponsor's ownership interest in the target company to disclose the approximate dollar value of the interest based on the transaction value, not just the market value.

29.     We note your risk factors on pages 70 and 74 concerning enforcement of judgments and service of process and your disclosure that after the Business Combination most of PubCo's senior executive officers will reside within Hong Kong, Thailand, Cambodia, and Kyrgyzstan for a significant portion of the time.  Please revise to describe in more detail the location of PubCo's anticipated senior executive officers and directors and to include a separate section that discloses the information required by Item 101(g) of Regulation S-K as well as corresponding Summary Risk Factor disclosure.  Also ensure your Risk Factor disclosure covers each requirement of Item 101(g) of Regulation S-K.

 You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     Giovanni Caruso, Esq.